SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March 31, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

Publicly-held Company – CVM 016390
Corporate Taxpayer’s ID (CNPJ) 01.832.635/0001 -18
Corporate Registry ID (NIRE) 35.300.150.007
Av. Jurandir, 856, Lote 4, 1o andar
CEP 04072-000, São Paulo/SP

NOTICE TO SHAREHOLDERS
PAYMENT OF DIVIDENDS
“Reconfirmation”

We reconfirm the information provided in the notice to shareholders issued on March 28, 2008, for the record that the Company’s shares will be traded on the São Paulo Stock Exchange, with no rights to interest on equity and ex-dividend, as of April 1, 2008.

We announce to the Shareholders and to the Market that, at a meeting held on March 28, 2008, this Company’s Board of Directors resolved, subject to the approval of the next Annual General Meeting, to distribute dividends in the total amount of R$66,529,055.86, representing R$0.44225292 per share, to the income account ascertained in the year ended on December 31, 2007, as follows:

1. Payment of Interest on Equity (JCP) in the total net amount of R$31,529,055.86, corresponding to R$0.20958988 per share, net of withholding income tax, except for those shareholders who are proven to be immune or exempt, and the gross amount of R$37,093,006.90, corresponding to R$0.24657633 per share.

2. Payment of supplementary dividends to interest on equity, to the retained earnings and profit reserve account, in the total amount of R$35,000,000.00, corresponding to R$0.23266304 per share.

3. The payments shall be made as of April 15, 2008, benefitting the shareholders who are registered at the depositary financial institution on March 31, 2008. The shares shall be traded on the São Paulo Stock Exchange (BOVESPA), without the right to interest on equity and ex-dividend, as of and including April 1, 2008.

4. Shareholders who use fiduciary custodies shall receive their amounts according to the procedures adopted by the Stock Exchanges.

5. Shareholders whose record does not contain the number of their individual or corporate taxpayer’s ID (CPF/CNPJ) or the indication of “Bank/Branch and Current Account” shall receive their amounts three business days after they update their record at the electronic files of Banco Itaú S.A., which can be done at any branch of the network or by mail addressed to Banco Itaú S.A. – Diretoria de Serviços para o Mercado de Capitais – Gerência de Operações/Unidade de Ações e Debêntures, located at Avenida Engenheiro Armando de Arruda Pereira, 707 – 9º andar - São Paulo/SP - CEP 04344-902.

São Paulo, March 28, 2008.

TAM S.A.
Libano Miranda Barroso
Investor Relations Officer

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.